                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2005

                                BANCOLOMBIA S.A.
                 ----------------------------------------------
                (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    ----------------------------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]                          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]                                No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.)

      This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  BANCOLOMBIA S.A.
                                                   (Registrant)

Date: March 3, 2005                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

                                                                           CIB
[BANCOLOMBIA LOGO]                                                        LISTED
                                                                           NYSE

                         CONSOLIDATED FINANCIAL RESULTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2004

Table of          1. HIGHLIGHTS                           4. SUBSIDIARIES
Contents          2. CONSOLIDATED BALANCE SHEET           5. RATINGS
                  3. INCOME STATEMENT

MARCH 3, 2005. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended December 31, 2004.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT                                 QUARTER             GROWTH
(PS MILLIONS)                                   3Q 04       4Q 04      4Q 04/3Q 04
                                             ----------   ----------   -----------
ASSETS
Loans and financial leases, net               9,332,414    9,600,861          2.88%
Investment securities, net                    4,781,795    5,250,211          9.80%
Other assets                                  2,162,461    2,628,057         21.53%
                                             ----------   ----------   -----------
TOTAL ASSETS                                 16,276,670   17,479,129          7.39%
                                             ----------   ----------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                     10,491,351   11,862,116         13.07%
Other liabilities                             3,863,023    3,526,290         -8.72%
TOTAL LIABILITIES                            14,354,374   15,388,406          7.20%
Shareholders' equity                          1,922,296    2,090,723          8.76%
                                             ----------   ----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   16,276,670   17,479,129          7.39%
                                             ----------   ----------   -----------

Interest income                                 497,925      478,069         -3.99%
Interest expense                                150,858      164,636          9.13%
NET INTEREST INCOME                             347,067      313,433         -9.69%
Net provisions                                  (32,261)       4,201        113.02%
Other operating income                          159,948      152,872         -4.42%
Other operating expense                        (230,146)    (254,294)        10.49%
Non-operating income, net                         3,899         (892)      -122.88%
Income tax expense                              (61,216)     (64,564)         5.47%
                                             ----------   ----------   -----------
NET INCOME                                      187,291      150,756        -19.51%
                                             ----------   ----------   -----------

---------------------
(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (including the results of its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: December 31, 2004   Ps 2,389.75 = 1 US$  Average exchange rate
                                                         December 2004
                                                          Ps 2,626.22 = 1 US$

CONTACTS
JAIME A.VELASQUEZ        MAURICIO BOTERO        FAX: (574) 2317208
FINANCIAL VP             IR MANAGER             www.bancolombia.com
TEL.: (574)5108666       TEL.: (574)5108866     investorrelations@bancolombia.co

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

1.    HIGHLIGHTS:

      - Net income for the year totaled Ps 578.7 billion, increasing 23.3% as compared to Ps 469.4 billion for the year ended December 31, 2003. Nonetheless, the Bank's income before income taxes increased 53.7% amounting to Ps 817.5 billion. The difference between these figures is explained by the tax credit reduction mentioned in previous releases.

      - As of December 31, 2004 BANCOLOMBIA's gross loans amounted to Ps 10,035 billion, increasing 2.7% as compared to Ps 9,768 billion from the previous quarter. In a year over year basis, this represents an increase of 17.1%, from Ps 8,567 billion. On the other hand, investment debt securities amounted to Ps 4,923 billion, increasing 7.4% over the quarter, but increasing 18.0% as compared to the end of the fourth quarter of 2003.

      - During the fourth quarter of 2004, interest on loans were stable amounting to Ps 303.2 billion and interest on investment securities decreased 13.3% as compared to the previous quarter. At the same time, unrealized gains on available for sale investments amounted to Ps 104.2 billion which represents an increase of 31.1% in a quarter over quarter basis.

      - Total net fees and income from services were stable over the quarter. They amounted to Ps 426.1 billion during 2004, up 17.2% from fiscal year 2003.

      - BANCOLOMBIA's ratio of past due loans to total loans at the end of the quarter ended December 31, 2004 was 1.45% and the ratio of allowances for past due loans was 302%.

                                                     QUARTERS                             AS OF
  STOCK INDICATORS                      4Q 03          3Q 04           4Q 04       DEC-03        DEC-04
----------------------------       -----------    -----------     -----------      -------      -------
Net Income (Ps millions)               146,348        187,291         150,756      469,384      578,678
USD Earnings per ADS                     0.362          0.498           0.438        1.160        1.680
ROAA                                      4.24%          4.90%           3.78%        3.40%        3.62%
ROAE                                     38.83%         43.87%          33.50%       31.14%       32.14%
P/BV ADS(1)                               1.28           1.58            2.33
P/BV Local (2)(3)                         1.38           1.65            2.21
P/E(4)                                    3.90           4.18            7.78
Shares Outstanding                 576.695.395    576.695.395     576.695.395

(1) Defined as ADS price divided by ADS book value.

(2) Defined as Share price divided by share book value.

(3) Share prices on the Colombian Stock Exchange

(4) Defined as market capitalization divided by annualized quarter results

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 7.4% over the quarter to Ps 17,479 billion as of December 31, 2004 from Ps 16,277 billion as of September 30, 2004 and 15.2% from Ps 15,176 billion as of December 31, 2003. The increase in total assets was due to a larger loan portfolio as well as an increase of the investment debt securities portfolio.

2.1.1 LOAN PORTFOLIO

      Total corporate loans decreased 2.9% over the quarter from Ps 5,577 billion to Ps 5,414 billion. Nevertheless, total corporate loans increased as compared to the same period in fiscal year 2003, rising 2.7%.

LOAN PORTFOLIO                                      AS OF                            GROWTH
(PS MILLIONS)                        31-DEC-03    30-SEP-04    31-DEC-04    4Q 04/3Q04    4Q04/4Q03
---------------------------------    ---------    ---------   ----------    ----------    ---------
CORPORATE
Working capital loans                4,687,153    4,372,394    4,298,354         -1.69%       -8.29%
Loans funded by
 domestic development banks            394,947      841,871      770,331         -8.50%       95.05%
Trade Financing                        149,582      282,660      253,632        -10.27%       69.56%
Overdrafts                              32,371       58,611       67,018         14.34%      107.03%
Credit Cards                             8,237       21,639       24,621         13.78%      198.91%
                                     ---------    ---------   ----------    ----------    ---------
TOTAL CORPORATE                      5,272,290    5,577,175    5,413,956         -2.93%        2.69%
RETAIL AND SMEs
Working capital loans                  898,239    1,189,002    1,295,643          8.97%       44.24%
Personal loans                         814,884      967,245    1,111,250         14.89%       36.37%
Loans funded by
 domestic development banks            330,246      357,994      359,494          0.42%        8.86%
Credit Cards                           335,172      342,004      392,900         14.88%       17.22%
Overdrafts                              81,294      119,855       89,867        -25.02%       10.55%
Automobile loans                       229,737      331,715      381,723         15.08%       66.16%
Trade Financing                         19,644       42,608       54,189         27.18%      175.86%
                                     ---------    ---------   ----------    ----------    ---------
TOTAL RETAIL AND SMEs                2,709,216    3,350,423    3,685,066          9.99%       36.02%
MORTGAGE                                48,162       53,887       56,107          4.12%       16.50%
FINANCIAL LEASES(1)                    536,985      786,457      880,110         11.91%       63.90%
TOTAL LOANS AND FINANCIAL LEASES     8,566,653    9,767,942   10,035,239          2.74%       17.14%
ALLOWANCE FOR LOAN LOSSES AND
FINANCIAL LEASES (1)                  (401,730)    (435,528)    (434,378)        -0.26%        8.13%
                                     ---------    ---------   ----------    ----------    ---------
TOTAL LOANS AND FINANCIAL LEASES,
  NET                                8,164,923    9,332,414    9,600,861          2.88%       17.59%

(1) These items include information of financial lease contracts for effects of comparison with subsequent periods.

The retail and SMEs (small and medium-sized enterprises) loan portfolio maintains robust growth rates. It amounted to Ps 3,685 billion, increasing 10.0% over the quarter and 36.0% over the year. Even though all types of retail and SMEs loans showed positive trends, the most significant changes during the quarter were seen in working capital loans, which primarily benefit SMEs, and in personal loans, showing annual increases of 44.2% and 36.4%, respectively.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

      Financial leases for both corporate and SMEs clients increased 11.9% over the quarter and 63.9% over the year. These positive figures are explained by the recovery of corporate investment budgets and more beneficial tax legislation.

2.1.2 INVESTMENTS PORTFOLIO

      BANCOLOMBIA's investments in debt securities amounted to Ps 4,923 billion, increasing 7.4% over the quarter and 18% over the year. The quarterly increment in trading debt securities is mainly explained by the seasonal excess of liquidity during the last quarter of the year.

2.1.3 ASSET QUALITY

      As of December 31, 2004, the Bank's past due loans, as a percentage of total loans reached 1.45%. Loans classified as C, D and E accounted for 3.9% of total loans, continuing their decline. Furthermore, the ratio of allowances for past due loans for the quarter was 302%.

LOAN CLASSIFICATION
( PS MILLIONS)                    AS OF 31-DEC-03      AS OF 30-SEP-04    AS OF 31-DEC-04
------------------------------   ------------------   ----------------   -----------------
"A" Normal                       7,734,964     90.3%  8,990,520   92.0%   9,327,398   93.0%
"B" Subnormal                      405,462      4.7%    394,013    4.0%     320,959    3.2%
"C" Deficient                      125,894      1.5%    105,341    1.1%      93,175    0.9%
"D" Doubtful recovery              203,764      2.4%    190,657    2.0%     204,344    2.0%
"E" Unrecoverable                   96,569      1.1%     87,411    0.9%      89,363    0.9%

TOTAL                            8,566,653      100%  9,767,942    100%  10,035,239    100%

LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS         5.0%                 3.9%                3.9%

ASSET QUALITY                                                   AS OF                           GROWTH
( PS MILLIONS)                                    31-DEC-03   30-SEP-04   31-DEC-04    4Q 04/3Q 04   4Q 04/4Q 03
-----------------------------------------------   ---------   ---------   ----------   -----------   -----------
Total performing past due loans                      54,907      58,435       56,822         -2.76%         3.49%
Total non-performing past due loans (1)              82,136      88,664       88,452         -0.24%         7.69%
Total past due loans                                137,043     147,099      145,274         -1.24%         6.01%
Allowance for loans and accrued interest losses     406,900     440,282      438,981         -0.30%         7.88%
Past due loans to total loans                          1.60%       1.51%        1.45%
Non-performing loans to total loans                    0.96%       0.91%        0.88%
C, D, and E loans to total loans                       4.98%       3.93%        3.86%
Allowances to past due loans (2)                     296.91%     299.31%      302.17%
Allowances to C, D, and E loans (2)                   95.47%     114.83%      113.47%
Allowances to non-performing loans (2)               495.40%     496.57%      496.29%
Allowances to total loans                              4.75%       4.51%        4.37%
Performing loans to total loans                       99.04%      99.09%       99.12%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2) Allowance means allowance for loan and accrued interest losses.

2.2   LIABILITIES

      Total deposits were up 13.1% over the quarter and 15.9% over the year to Ps 11,862 billion as of December 31, 2004. In a year over year basis, interest-bearing deposits increased 15.9%, while non-interest bearing deposits increased 16.0%. This reflects stability in the funding mix composition, taking into account that time deposits only increased 2.9%.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

                                            AS OF
DEPOSIT MIX COMPOSITION       DEC -03       SEP-04         DEC-04
-----------------------      --------      -------        -------
Checking accounts             34.66%        27.83%         32.03%
Savings deposits              22.69%        28.41%         29.80%
Time deposits                 41.41%        42.39%         36.77%
Other                          1.24%         1.37%          1.41%
                             --------      -------        -------
TOTAL DEPOSITS               100.00%       100.00%        100.00%

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 2,091 billion at the end of the fourth quarter of 2004. It increased 8.8% compared to the previous quarter and 23.8%, compared to the fourth quarter of 2003. Unrealized gains on investment debt securities totaled Ps 104 billion as of December 31, 2004, which represents an increase of 31.1% compared to the previous quarter.

      At the end of the fourth quarter, the Bank's consolidated ratio of technical capital to risk weighted assets was 13.4%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS                             AS OF
CONSOLIDATED (PS MILLIONS)                       31-DEC-03       30-SEP-04        31-DEC-04
-----------------------------------------       ----------       ----------       ---------
Basic capital (Tier I)                           1,167,427        1,394,699        1,499,474
Additional capital (Tier II)                       260,454          264,969          279,548
Technical capital(1)                             1,427,881        1,659,668        1,779,022
Risk weighted assets included market risk       10,920,514       12,764,018       13,240,657
CAPITAL ADEQUACY(2)                                  13.08%           13.00%           13.44%

(1) Technical capital is the sum of basic capital and additional capital.

(2) Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 150.8 billion during the quarter and Ps 578.7 billion during the year ended December 31, 2004, as compared to Ps 146.3 billion and Ps 469.4 billion for the same periods of 2003, respectively.

3.1   NET INTEREST INCOME

      Net interest income decreased to Ps 313.4 billion for the quarter ended December 31, 2004, as compared to Ps 347.1 billion for the previous quarter, but it increased 14.5% during fiscal year 2004 amounting to Ps
      1.217 billion, as compared to Ps 1.063 billion for fiscal year 2003.

      The resulting figures for interest on loans during the fourth quarter of 2004 are not comparable with those from the same period of 2003, due to the acquisition of Sufinanciamiento on December 30, 2003. This transaction required the Bank to include Sufinanciamiento's interest on loans for the year 2003, which totaled Ps 54.653 billion, in its financial results for the quarter ended December 31, 2003.

3.2   PROVISIONS

      Provisions for loan and interest losses amounted to Ps 29.7 billion, decreasing 18.4% as compared to the previous quarter. Additionally, total net recoveries increased 291.6% over the quarter to Ps 41.6 billion.

3.3   FEES AND INCOME FROM SERVICES

      The different sources of fee generation continued their positive trend, increasing not only on a quarter over quarter basis, but also when comparing their results of fiscal year 2004 with those of 2003.

      Due to a change in the classification of expenses, Ps 10.0 billion was reclassified from administrative expenses to fee expenses. This resulted in figures that are more appropriate for comparison purposes in the category of gross fees and income from services.

      Total fees and income from services amounted to Ps 148.5 billion for the fourth quarter of 2004, increasing 11.5%. They totaled Ps 539.0 billion during fiscal year 2004, which represents an increase of 20.1% as compared to Ps 448.9 billion for fiscal year 2003.

3.4   OPERATING EXPENSES

      Donations expenses amounted to Ps 10.9 billion during the quarter ended December 31, 2004. These donations are regularly made at the end of the year to take advantage of fiscal benefits. This explains why total operating expenses increased 10.8% over the quarter, amounting to Ps 248.6 billion.

      BANCOLOMBIA's efficiency ratio reached 54.5% during the fourth quarter and 51.1% during the twelve-month period ended December 31, 2004.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

PRINCIPAL RATIOS                                             QUARTERS                          AS OF
PROFITABILITY                                      4Q 03       3Q 04        4Q 04        DEC-03      DEC-04
----------------------------------------------     -----     --------       -----        ------      ------
Net interest margin (1)                            11.12%      10.34%        9.02%         9.25%       8.75%
Return on average total assets (2)                  4.24%       4.90%        3.78%         3.40%       3.62%
Return on average shareholders' equity (3)         38.83%      43.87%       33.50%        31.14%      32.14%

EFFICIENCY
Operating expenses to net operating income (4)     58.16%      45.39%       54.53%        54.27%      51.12%
Operating expenses to average total assets (4)      7.77%       6.02%        6.37%         6.21%       5.84%

CAPITAL ADEQUACY
Shareholders' equity to total assets               11.13%      11.81%       11.96%        11.13%      11.96%
Technical capital to risk weighted assets          13.08%      13.00%       13.44%        13.08%      13.44%

      (1) Defined as Net Interest Income divided by monthly average interest-earning assets.

      (2) Net income divided by monthly average total assets.

      (3) Net income divided by monthly average shareholders' equity.

      (4) Operating income includes net interest income, total fees and income from services, and total other operating income.

      The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

3.5   OTHER OPERATING INCOME

      Other operating income decreased 10.1% during the quarter, amounting to Ps
      45.3 billion. This decrease resulted from the dividend payments from Conavi that were recorded during the third quarter of 2004.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES
BALANCE SHEET
AND INCOME STATEMENT                                     QUARTER                     GROWTH
(US$)                                           3Q 04               4Q 04          4Q 04/3Q 04
---------------------------------------     -------------       -------------      -----------
ASSETS
Loans and financial leases, net               628,519,327         655,467,480             4.29%
Investment securities, net                    248,557,106         269,610,675             8.47%
Overnight funds sold                          184,374,508         315,135,186            70.92%
Other assets                                   54,119,698          37,135,164           -31.38%
                                            -------------       -------------      -----------
TOTAL ASSETS                                1.115.570.639       1,277,348,505            14.50%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                      941,648,544       1,091,142,768            15.88%
Other liabilities                               5,891,056           6,217,713             5.54%
TOTAL LIABILITIES                             947,539,600       1,097,360,481            15.81%
Shareholders' equity                          168,031,039         179,988,024             7.12%
                                            -------------       -------------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                    1,115,570,639       1,277,348,505            14.50%

Interest income                                20,099,845          16,967,202           -15.59%
Interest expense                               (4,392,505)         (5,072,605)           15.48%
NET INTEREST INCOME                            15,707,340          11,894,597           -24.27%
Net provisions                                 (1,150,379)         (1,757,208)           52.75%
Other operating income                          1,325,675           2,340,533            76.55%
Other operating expense                        (1,188,316)         (2,080,912)           75.11%
                                            -------------       -------------      -----------
NET INCOME                                     14,694,320          10,397,010           -29.24%

Total assets increased 14.5% over the fourth quarter of 2004 to US$1,277 million as of December 31, 2004, as compared to US$1,116 million as of September 30, 2004. Additionally, shareholders' equity increased 7.1% over the quarter from US$168 million as of September 30, 2004 to US$180 million as of December 31, 2004. Unrealized gains on investment securities totaled US$2.5 million as of December 31, 2004.

BANCOLOMBIA Panama reported net income of US$10.4 million during the fourth quarter and US$47.1 million during fiscal year 2004, which was very stable compared to fiscal year 2003, when net income amounted to US$46.5 million.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

5.    RATINGS

      Fitch Ratings assigned the following ratings to Bancolombia and its subsidiaries: Long-term foreign currency 'BB', Short-term foreign currency 'B', Long-term local currency 'BBB-' Short-term local currency 'F3' and Individual 'C'. The Outlook on the Long-term debt ratings is stable. At the same time, the bank's support rating was affirmed at '3'.

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

CONSOLIDATED BALANCE SHEET                                         AS OF                               GROWTH
(PS MILLIONS)                                        DEC-03        SEP-04        DEC-04      4Q 04/3Q 04    4Q 04/4Q 03
-----------------------------------------------    ----------    ----------    ----------    -----------    -----------
ASSETS
Cash and due from banks                               848,052       649,069       768,514          18.40%         -9.38%
Overnight funds sold                                  598,409       117,053       480,846         310.79%        -19.65%
TOTAL CASH AND EQUIVALENTS                          1,446,461       766,122     1,249,360          63,08%        -13,63%
                                                   ----------    ----------    ----------    -----------    -----------
DEBT SECURITIES                                     4,171,591     4,582,180     4,922,792           7.43%         18.01%
Trading                                             1,644,068     1,952,078     2,245,756          15.04%         36.60%
Available for Sale                                  1,805,230     1,892,205     1,943,685           2.72%          7.67%
Held to Maturity                                      722,293       737,897       733,351          -0.62%          1.53%
EQUITY SECURITIES                                     246,172       274,709       393,044          43.08%         59.66%
Trading                                                17,667        16,028       129,964         710.86%        635.63%
Available for Sale                                    228,505       258,681       263,080           1.70%         15.13%
Market value allowance                                (81,039)      (75,094)      (65,625)        -12.61%        -19.02%
NET INVESTMENT SECURITIES                           4,336,724     4,781,795     5,250,211           9,80%         21,06%
                                                   ----------    ----------    ----------    -----------    -----------
Commercial loans                                    6,624,494     7,364,877     7,353,956          -0.15%         11.01%
Consumer loans                                      1,273,160     1,479,878     1,655,066          11.84%         30.00%
Small business loans                                   83,852        82,843        90,000           8.64%          7.33%
Mortgage loans                                         48,162        53,887        56,107           4.12%         16.50%
Finance lease                                         536,985       786,457       880,110          11.91%         63.90%
Allowance for loans and financial leases losses      (401,730)     (435,528)     (434,378)         -0.26%          8.13%
NET TOTAL LOANS AND FINANCIAL LEASES                8,164,923     9,332,414     9,600,861           2,88%         17.59%
                                                   ----------    ----------    ----------    -----------    -----------
Accrued interest receivable on loans                  117,880       111,004       125,879          13.40%          6.79%
Allowance for accrued interest losses                  (5,170)       (4,754)       (4,603)         -3.18%        -10.97%
NET TOTAL INTEREST ACCRUED                            112,710       106,250       121,276          14.14%          7.60%
                                                   ----------    ----------    ----------    -----------    -----------
Customers' acceptances and derivatives                  1,539        78,444        43,894         -44.04%       2752.11%
Net accounts receivable                               163,310       173,078       173,875           0.46%          6.47%
Net premises and equipment                            337,964       373,075       346,243          -7.19%          2.45%
Foreclosed assets                                      27,676        20,013        12,206         -39.01%        -55.90%
Prepaid expenses and deferred charges                  27,831        22,672        15,950         -29.65%        -42.69%
Good will                                              99,910        80,756        73,607          -8.85%        -26.33%
Operating lease, net                                    5,188         9,146         8,311          -9.13%         60.20%
Other                                                 198,480       266,716       315,394          18.25%         58.90%
Reappraisal of assets                                 253,413       266,189       267,941           0.66%          5.73%
                                                   ----------    ----------    ----------    -----------    -----------
TOTAL ASSETS                                       15,176,129    16,276,670    17,479,129           7.39%         15.18%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                2,319,787     2,039,707     2,690,679          31.91%         15.99%
Checking accounts                                   2,193,069     1,895,729     2,523,505          33.12%         15.07%
Other                                                 126,718       143,978       167,174          16.11%         31.93%
                                                   ----------    ----------    ----------    -----------    -----------
INTEREST BEARING                                    7,912,210     8,451,644     9,171,437           8.52%         15.91%
Checking accounts                                   1,353,123     1,023,922     1,275,618          24.58%         -5.73%
Time deposits                                       4,237,345     4,447,256     4,361,206          -1.93%          2.92%
Savings deposits                                    2,321,742     2,980,466     3,534,613          18.59%         52.24%
                                                   ----------    ----------    ----------    -----------    -----------
TOTAL DEPOSITS                                     10,231,997    10,491,351    11,862,116          13.07%         15.93%
Overnight funds                                     1,118,139     1,051,779       616,494         -41.39%        -44.86%
Bank acceptances outstanding                           35,833        55,236        66,593          20.56%         85.84%
Interbank borrowings                                  456,059       239,357       246,282           2.89%        -46.00%
Borrowings from domestic development banks            755,536       797,985       857,919           7.51%         13.55%
Accounts payable                                      451,501       545,414       729,448          33.74%         61.56%
Accrued interest payable                               93,818       101,041       109,164           8.04%         16.36%
Other liabilities                                     174,317       170,033       232,932          36.99%         33.63%
Bonds                                                  71,818       525,347       552,531           5.17%        669.35%
Accrued expenses                                       56,173       335,294        71,649         -78.63%         27.55%
Minority interest in consolidated subsidiaries         41,559        41,537        43,278           4.19%          4.14%
                                                   ----------    ----------    ----------    -----------    -----------
TOTAL LIABILITIES                                  13,486,750    14,354,374    15,388,406           7.20%         14.10%
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        288,348       288,348       288,348           0.00%          0.00%
Non Voting Preference Shares                           89,218        89,218        89,218           0.00%          0.00%
Common Shares                                         199,130       199,130       199,130           0.00%          0.00%
                                                   ----------    ----------    ----------    -----------    -----------
RETAINED EARNINGS                                   1,040,188     1,275,260     1,419,697          11.33%         36.48%
Appropiated                                           570,804       847,338       841,019          -0.75%         47.34%
Unappropiated                                         469,384       427,922       578,678          35.23%         23.28%
                                                   ----------    ----------    ----------    -----------    -----------
REAPPRAISAL                                           266,407       279,169       278,470          -0.25%          4.53%
Gross unrealized gain or loss on investments           94,436        79,519       104,208          31.05%         10.35%
                                                   ----------    ----------    ----------    -----------    -----------
TOTAL SHAREHOLDER'S EQUITY                          1,689,379     1,922,296     2,090,723           8.76%         23.76%

                                                              [BANCOLOMBIA LOGO]

                                                                            4Q04

CONSOLIDATED INCOME STATEMENT               AS OF             GROWTH                   QUARTER                     GROWTH
(PS MILLIONS)                          DEC-03    DEC-04    DEC-04/DEC-03     4Q 03      3Q 04     4Q 04   4Q 04/3Q 04   4Q 04/4Q 03
---------------------------------   ---------  ---------   -------------    -------   -------   -------   -----------   -----------
INTEREST INCOME AND EXPENSES
Interest on loans                     919,703  1,140,955           24.06%   302,763   303,293   303,220         -0.02%        0.15%
Interest on investment securities     552,167    549,225           -0.53%   133,567   164,156   142,327        -13.30%        6.56%
Overnight funds                        13,133     18,375           39.91%     2,119     3,774     6,848         81.45%      223.17%
Leasing                                58,774     94,450           60.70%    18,703    26,702    25,674         -3.85%       37.27%
TOTAL INTEREST INCOME               1,543,777  1,803,005           16.79%   457,152   497,925   478,069         -3.99%        4.58%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
Interest expense
Checking accounts                      11,622     13,505           16.20%     3,115     3,176     4,091         28.81%       31.33%
Time deposits                         249,911    267,558            7.06%    78,144    67,230    75,061         11.65%       -3.95%
Savings deposits                      113,968    141,288           23.97%    28,558    35,912    37,633          4.79%       31.78%
TOTAL INTEREST ON DEPOSITS            375,501    422,351           12.48%   109,817   106,318   116,785          9.84%        6.35%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
Interbank borrowings                    5,293      7,389           39.60%     1,743     2,473     2,514          1.66%       44.23%
Borrowings from domestic
  development banks                    58,456     73,549           25.82%    16,155    18,616    19,287          3.60%       19.39%
Overnight funds                        38,423     41,215            7.27%    11,386    11,654    13,895         19.23%       22.04%
Bonds                                   2,840     41,239         1352.08%       780    11,797    12,155          3.03%     1458.33%
TOTAL INTEREST EXPENSE                480,513    585,743           21.90%   139,881   150,858   164,636          9.13%       17.70%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
NET INTEREST INCOME                 1,063,264  1,217,262           14.48%   317,271   347,067   313,433         -9.69%       -1.21%
Provision for loan and accrued
 interest losses, net                (162,057)  (110,455)         -31.84%   (39,775)  (36,379)  (29,677)       -18.42%      -25.39%
Recovery of charged-off loans          31,701     49,032           54.67%     8,027     9,542    25,421        166.41%      216.69%
Provision for foreclosed assets
 and other assets                     (68,892)   (33,127)         -51.91%     3,551    (6,506)   (7,728)       18.78%     -317.63%
Recovery of provisions for
 foreclosed assets and other
  assets                               16,949     27,926           64.76%    10,394     1,082    16,185       1395.84%       55.71%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
TOTAL NET PROVISIONS                 (182,299)   (66,624)         -63.45%   (17,803)  (32,261)    4,201        113.02%      123.60%
NET INTEREST INCOME AFTER
 PROVISION FOR LOANS AND ACCRUED
  INTEREST LOSSES                     880,965  1,150,638           30.61%   299,468   314,806   317,634          0.90%        6.07%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
Commissions from banking services
 and other services                    60,041     75,687           26.06%    32,744    16,160    26,620         64.73%      -18.70%
Electronic services and ATM's
 fees                                  48,751     60,507           24.11%    13,617    16,532    15,501         -6.24%       13.84%
Branch network services                28,594     37,929           32.65%     7,672     9,585    10,239          6.82%       33.46%
Collections and payments fees          30,691     43,838           42.84%     8,723    11,491    12,212          6.27%       40.00%
Credit card merchant fees              59,922     73,369           22.44%    19,208    16,914    20,146         19.11%        4.88%
Credit and debit card annual fees      56,459     66,668           18.08%    15,223    16,574    16,865          1.76%       10.79%
Checking fees                          46,910     49,391            5.29%    11,960    12,501    12,790          2.31%        6.94%
Warehouse services                     42,705     49,072           14.91%    10,796    12,879    13,091          1.65%       21.26%
Fiduciary activities                   39,469     50,425           27.76%    11,498    12,220    12,379          1.30%        7.66%
Check remittance                       12,877     10,850          -15.74%     3,200     2,584     2,705          4.68%      -15.47%
International operations               22,477     21,294           -5.26%     5,434     5,693     5,911          3.83%        8.78%
FEES AND OTHER SERVICE INCOME         448,896    539,030           20.08%   140,075   133,133   148,459         11.51%        5.99%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
Fees and other service expenses       (85,203)  (112,890)          32.50%   (36,065)  (23,584)  (40,878)        73.33%       13.35%
TOTAL FEES AND INCOME FROM
 SERVICES, NET                        363,693    426,140           17.17%   104,010   109,549   107,581         -1.80%        3.43%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
OTHER OPERATING INCOME
Net foreign exchange gains             39,262    (90,706)        -331.03%    27,454   (17,733)  (25,077)        41.41%     -191.34%
Forward contracts in foreign
 currency                               9,588    149,457         1458.79%    (9,458)   34,368    39,391         14.62%      516.48%
Dividend income                        30,734     30,546           -0.61%       479    14,258       379        -97.34%      -20.88%
Revenues from commercial
 subsidiaries                          76,446     78,973            3.31%    23,387    16,858    23,186         37.54%       -0.86%
Communication, postage and others       7,101     12,570           77.02%     3,219     2,648     7,412        179.91%      130.26%
TOTAL OTHER OPERATING INCOME          163,131    180,840           10.86%    45,081    50,399    45,291        -10.14%        0.47%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
TOTAL INCOME                        1,407,789  1,757,618           24.85%   448,559   474,754   470,506         -0.89%        4.89%
OPERATING EXPENSES
Salaries and employee benefits        320,885    363,557           13.30%    94,733    90,261    98,587          9.22%        4.07%
Bonus plan payments                    22,423     32,923           46.83%     3,952     5,649    12,900        128.36%      226.42%
Compensation                           22,959     15,169          -33.93%     3,746     3,326     2,300        -30.85%      -38.60%
Administrative and other expenses     365,579    417,425           14.18%   105,770   110,092   102,690         -6.72%       -2.91%
Deposit security, net                  31,877     22,945          -28.02%     9,707     2,957     7,849        165.44%      -19.14%
Donation expenses                       1,708     11,060          547.54%     1,192        59    10,908      18388.14%      815.10%
Depreciation                           40,625     46,872           15.38%    12,280    12,140    13,398         10.36%        9.10%
TOTAL OPERATING EXPENSES              806,056    909,951           12.89%   231,380   224,484   248,632         10.76%        7.46%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
NET OPERATING INCOME                  601,733    847,667           40.87%   217,179   250,270   221,874        -11.35%        2.16%
Merger expenses                        22,648     22,648            0.00%     5,662     5,662     5,662          0.00%        0.00%
Goodwill amortization                  36,347        -           -100.00%    36,347       -         -            0.00%     -100.00%
NON-OPERATING INCOME (EXPENSE)
Other income                           34,059     51,898           52.38%     8,625    11,900    17,086         43.58%       98.10%
Minority interest                         330     (2,425)        -834.85%      (208)   (1,298)      465        135.82%      323.56%
Other expense                         (45,108)   (57,004)          26.37%   (18,131)   (6,703)  (18,443)       175.15%        1.72%
TOTAL NON-OPERATING INCOME            (10,719)    (7,531)         -29.74%    (9,714)    3,899      (892)      -122.88%      -90.82%
INCOME BEFORE INCOME TAXES            532,019    817,488           53.66%   165,456   248,507   215,320        -13.35%       30.14%
Income tax expense                    (62,635)  (238,810)         281.27%   (19,108)  (61,216)  (64,564)         5.47%      237.89%
                                    ---------  ---------   -------------    -------   -------   -------   -----------   ----------
NET INCOME                            469,384    578,678           23.28%   146,348   187,291   150,756       - 19.51%        3.01%